Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (PH: +91-40-4900 2135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q1 FY18 Financial Results

Revenues at Rs.33.2 billion	(YoY Growth of 3%)

EBITDA at Rs.3.4 billion	(10.1% of Revenues)

PAT at Rs.0.6 billion	(1.8% of Revenues)

Hyderabad, India, July 27, 2017: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY | BSE: 500124 | NSE: DRREDDY) today announced its consolidated financial results for the first quarter ended June 30, 2017 under International Financial Reporting Standards (IFRS).

Q1 FY18: Key Highlights

•	Consolidated Revenues at Rs.33.2 billion, year-on-year growth of 3%

•	Gross Profit Margin at 51.6%, declined ~460 bps over last year

•	Research & Development (R&D) spend at Rs.5.1 billion, 15.3% of Revenues

•	Selling, general & administrative (SG&A) expenses at Rs.11.8 billion, year on year decline of 4%

•	EBITDA at Rs.3.4 billion, 10.1% of Revenues

•	Profit after tax at Rs.0.6 billion, 1.8% of Revenues

Commenting on the results, G V Prasad, Co-Chairman and CEO said “Our first quarter’s results of FY 18 have been below expectations. While headwinds in the form of price erosion due to U.S. customer consolidation continue, a lower contribution from new product launches in the U.S. and the GST implementation in India also impacted our performance.

On the positive side, we have progressed on our quality journey and have had several successful inspections. We continue to focus on strengthening our manufacturing & quality systems, revitalizing growth and creating a leaner and agile organization.”

All amounts in millions, except EPS                 All US dollar amounts based on convenience translation rate of I USD = Rs.64.62

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q1 FY 18			Q1 FY 17			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	513	33,159	100.0	501	32,345	100.0	3
Cost of revenues	249	16,062	48.4	219	14,167	43.8	13

Gross profit	265	17,097	51.6	281	18,178	56.2	(6)

Operating Expenses
Selling, general & administrative expenses	182	11,763	35.5	190	12,284	38.0	(4)
Research and development expenses	79	5,075	15.3	74	4,802	14.8	6
Other operating expense / (income)	(3)	(194)	(0.6)	-1	(96)	(0.3)	102

Results from operating activities	7	453	1.4	18	1,188	3.7	(62)

Finance expense / (income), net	(3)	(221)	(0.7)	-7	(445)	(1.4)	(50)
Share of (profit) of equity accounted investees, net of income tax	(2)	(98)	(0.3)	-1	(74)	(0.2)	33

Profit before income tax	12	772	2.3	26	1,707	5.3	(55)

Income tax expense	3	181	0.5	7	444	1.4	(59)

Profit for the period	9	591	1.8	20	1,263	3.9	(53)

Diluted EPS	0.06	3.56		0.12	7.43		(52)

EBITDA Computation

Particulars	Q1 FY 18		Q1 FY 17
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	12	772	26	1,707
Interest (income) / expense net*	(3)	(211)	(6)	(409)
Depreciation	31	2,008	27	1,760
Amortization	12	791	14	921

EBITDA	52	3,360	62	3,979

EBITDA (% to Revenues)		10.1		12.3

*	Includes income from investments

All amounts in millions, except EPS                     All US dollar amounts based on convenience translation rate of I USD = Rs.64.62

Key Balance Sheet Items

Particulars	As on 30th June 17		As on 31st March 17
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	226	14,572	281	18,136
Trade receivables	637	41,140	589	38,065
Inventories	435	28,095	441	28,529
Property, plant and equipment	892	57,611	885	57,160
Goodwill and Other Intangible assets	752	48,564	753	48,677
Loans and borrowings (current & non-current)	781	50,462	761	49,185
Trade payables	205	13,225	208	13,417
Equity	1,910	1,23,423	1,920	1,24,044

Revenue Mix by Segment

Particulars	Q1 FY 18			Q1 FY 17			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	425	27,455	83	412	26,638	82	3

North America		14,946			15,523		(4)
Europe*		2,075			1,615		28
India		4,687			5,223		(10)
Emerging Markets#		5,747			4,277		34

PSAI	72	4,651	14	73	4,692	15	(1)

North America		797			643		24
Europe		911			1,947		(53)
India		1,388			372		273
Rest of World		1,555			1,730		(10)

Proprietary Products & Others	16	1,053	3	16	1,015	3	4

Total	513	33,159	100	501	32,345	100	3

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Segmental Analysis

Global Generics (GG)

Revenues from GG segment are Rs.27.5 billion, grew 3% year-on-year. Growth primarily driven by higher volume uptake in Emerging Market and Europe and new launches across major markets. This was partially offset by price erosion in North America and channel de-stocking in India due to GST transition.

•

Revenues from North America at Rs.14.9 billion, declined 4% year-on-year. This is primarily on account of higher price erosion, increased competition in our key products namely Valganciclovir, Decitabine, Azacitidine etc. and discontinuation of the McNeil business. This was partially offset by contribution from new launches. During the quarter we launched 4 new products – Ezetimibe+Simvastatin, Liposomal Doxorubicin, Progesterone, and Bivalirudin injection.

As of 30th June, 2017, cumulatively 99 generic filings are pending for approval with the USFDA (97 ANDAs and 2 NDAs under 505(b)(2) route). Of these 97 ANDAs, 59 are Para IVs out of which we believe 26 to have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs.5.7 billion, grew 34% year-on-year.

•

Revenues from Russia at Rs.3.5 billion, grew 48% year-on-year in reporting currency and 31% in Ruble terms. Growth driven by higher improvement in base business and Rituximab supplies under the tender.

•	Revenues from other CIS countries and Romania market at Rs. 0.9 billion, grew by 28% year-on-year led by volume growth.

•	Revenues from Rest of World (RoW) territories at Rs.1.4 billion, grew by 13% year-on-year.

•	Revenues from India at Rs.4.7 billion, declined 10% year-on-year. Decline primarily on account of channel destocking during the transition to the GST regime.

•

Revenues from Europe at Rs.2.1 billion, grew by 28% year-on-year in reporting currency and 37% in constant currency. Growth driven by primarily on account of new launches and improvement in base business.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs.4.7 billion, marginally declined 1% year-on-year.

•	During the quarter, 15 DMFs were filed globally of which 4 were in the US.

Income Statement Highlights:

•

Gross profit margin at 51.6% and declined by ~460 bps over that of previous year. This is primarily on account of (a) lower contribution from Domestic Formulations business consequent to GST transition and (b) lower realizations in our North America Generics business. Gross profit margin for Global Generics (GG) and PSAI business segments are at 57.7% and 11.5% respectively.

•	SG&A expenses at Rs.11.8 billion, decreased 4% year-on-year.

•

Research & development expenses at Rs.5.1 billion. As a % to sales R&D expenses stood at 15.3% as compared to 14.8% in Q1 FY17. Focus continues to build a sustainable revenue stream through a mix of simple and complex generics, biosimilars and differentiated products pipeline.

•	Net Finance income at Rs.221 million compared to the net finance income of Rs. 445 million in Q1FY17. Lower income of Rs.224 million is on account of:

•	Decrease in profit on sales of investments by Rs.3 million.

•	Net foreign exchange gain of Rs.10 million in the current quarter vs net foreign exchange gain of Rs.36 million in the previous year

•	Decrease in net interest income of Rs.195 million.

•	Profit after Tax at Rs.0.6 billion

•	Diluted earnings per share is at Rs.3.6

•	Capital expenditure is at Rs.2.7 billion.

Earnings Call Details (06.30 pm IST, July 27, 2017)

The Company will host an earnings call at 06.30 pm IST on July 27, 2017, to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.